                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(b)
                               (AMENDMENT NO. 2)*

                              EXPRESS SCRIPTS, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   302182-10-0
                                 (CUSIP Number)

                                      N/A
            (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                               -----------------------
  CUSIP NO. 302182-10-0                 13G                 PAGE 2 OF 10 PAGES
--------------------------                               -----------------------


---------------------------------------------------------------------------------------------------
                     NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                     (ENTITIES ONLY)


  1                  New York Life Insurance Company
---------------------------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    (a) [ ]
                                                                                            (b) [ ]


  2
---------------------------------------------------------------------------------------------------
                     SEC USE ONLY
  3
---------------------------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION

  4                  New York
---------------------------------------------------------------------------------------------------
                     SOLE VOTING POWER

                5    0
               ------------------------------------------------------------------------------------
                     SHARED VOTING POWER
   NUMBER OF
     SHARES     6    8,120,000
  BENEFICIALLY ------------------------------------------------------------------------------------
    OWNED BY         SOLE DISPOSITIVE POWER
      EACH
   REPORTING    7    8,120,000
     PERSON    ------------------------------------------------------------------------------------
      WITH           SHARED DISPOSITIVE POWER

                8    0
---------------------------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  9                  8,120,000
---------------------------------------------------------------------------------------------------
                     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES           [ ]
 10                  (SEE INSTRUCTIONS)
---------------------------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     21.04%
 11
---------------------------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

 12                  IC
---------------------------------------------------------------------------------------------------

--------------------------                               -----------------------
  CUSIP NO. 302182-10-0                 13G                 PAGE 3 OF 10 PAGES
--------------------------                               -----------------------


---------------------------------------------------------------------------------------------------
                     NAMES OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


  1                  NYLIFE LLC
---------------------------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    (a) [ ]
                                                                                            (b) [ ]

  2
---------------------------------------------------------------------------------------------------
                     SEC USE ONLY
  3
---------------------------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION

  4                  Delaware
---------------------------------------------------------------------------------------------------
                     SOLE VOTING POWER

                5    0
               ------------------------------------------------------------------------------------
                     SHARED VOTING POWER
   NUMBER OF
     SHARES     6    8,120,000
  BENEFICIALLY ------------------------------------------------------------------------------------
    OWNED BY         SOLE DISPOSITIVE POWER
      EACH
   REPORTING    7    8,120,000
     PERSON    ------------------------------------------------------------------------------------
      WITH           SHARED DISPOSITIVE POWER

                8    0
---------------------------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  9                  8,120,000
---------------------------------------------------------------------------------------------------
                     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES           [ ]
 10                  (SEE INSTRUCTIONS)
---------------------------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     21.04%
 11
---------------------------------------------------------------------------------------------------
                     TYPE  OF REPORTING PERSON (SEE INSTRUCTIONS)

 12                  OO
---------------------------------------------------------------------------------------------------

--------------------------                               -----------------------
  CUSIP NO. 302182-10-0                 13G                 PAGE 4 OF 10 PAGES
--------------------------                               -----------------------


---------------------------------------------------------------------------------------------------
                     NAMES OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


  1                  NYLIFE HealthCare Management, Inc.
---------------------------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    (a) [ ]
                                                                                            (b) [ ]

  2
---------------------------------------------------------------------------------------------------
                     SEC USE ONLY
  3
---------------------------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION

  4                  Delaware
---------------------------------------------------------------------------------------------------
                     SOLE VOTING POWER

                5    0
               ------------------------------------------------------------------------------------
                     SHARED VOTING POWER
   NUMBER OF
     SHARES     6    0
  BENEFICIALLY ------------------------------------------------------------------------------------
    OWNED BY         SOLE DISPOSITIVE POWER
      EACH
   REPORTING    7    0
     PERSON    ------------------------------------------------------------------------------------
                     SHARED DISPOSITIVE POWER
      WITH
                8    0
---------------------------------------------------------------------------------------------------

                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  9                  0
---------------------------------------------------------------------------------------------------
                     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES           [ ]
 10                  (SEE INSTRUCTIONS)
---------------------------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     0
 11
---------------------------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

 12                  CO
---------------------------------------------------------------------------------------------------

Item 1(a). Name of Issuer:

        Express Scripts, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

        14000 Riverport Drive
        Maryland Heights, MO 63043

Item 2(a). Name of Person Filing:

        New York Life Insurance Company ("New York Life"); and its wholly owned subsidiary, NYLIFE LLC, the successor entity to NYLIFE Inc. ("NYLIFE"). NYLIFE HealthCare Management, Inc. ("HealthCare"), formerly a Filing Person under
Schedule 13G (filed on February 17, 1998), as amended by Amendment No. 1 to
Schedule 13G (filed on February 9, 1999), has distributed all of its assets to its parent, NYLIFE, and been dissolved.

Item 2(b). Address of Principal Business Office or, if None, Residence:

        The principal business office for each of New York Life and NYLIFE is 51 Madison Avenue, New York, NY 10010.

Item 2(c). Citizenship:

        New York Life is a New York mutual insurance company and NYLIFE is a Delaware limited liability company. HealthCare was a Delaware corporation prior to its dissolution.

Item 2(d). Title of Class of Securities.

        Class A Common Stock, par value $.01 per share, of the Issuer ("Class A Common Stock").

Item 2(e). CUSIP Number:

        302182-10-0

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                Act;

        (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

        (e) [ ] An investment advisor in accordance with Rule
                13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

        (a) Amount beneficially owned:*

               8,120,000

        (b) Percent of class:

               21.04% based on 38,596,891 shares outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 13, 2000.

        (c) Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote: 0

               (ii) Shared power to vote or to direct the vote: 8,120,000**

               (iii) Sole power to dispose or to direct the disposition of:
                     8,120,000

               (iv) Shared power to dispose or to direct the disposition of: 0

        * NYLIFE is the beneficial owner of 8,120,000 shares (the "Shares") of Class A Common Stock, which represents approximately 21.04% of the outstanding shares of Class A Common Stock based on 38,596,891 shares outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 13, 2000. New York Life owns the entire limited liability company interest of NYLIFE and, as a result, may be deemed to be the beneficial owner of the Shares.

               ** In a public offering completed on November 7, 2000, the Express Scripts Automatic Exchange Security Trust, a New York business trust (the "Trust"), sold 3,450,000 $4.83 Trust Issued Automatic Exchange Securities ("Trust Securities"). The Trust Securities are securities that represent all of the beneficial interests in the Trust, which owns U.S. Treasury Securities and a prepaid forward contract (the "Contract") with NYLIFE for the purchase of up to 3,450,000 shares of Class A Common Stock now beneficially owned by NYLIFE. Specifically, the Contract obligates NYLIFE to deliver to the Trust on November 15, 2003 (subject to extension and acceleration) (the "Exchange Date") a number of shares of Class A Common Stock equal to the product of the "Exchange Rate" times 3,450,000, or at NYLIFE's option in lieu of shares, to deliver an amount of cash equal to the then Average Market Price (as defined in the Contract) of the number of shares of Class A Common Stock otherwise deliverable. The Exchange Rate is equal to: (a) if the then Average Market Price is less than $82.80 per share but equal to or greater than $69.00 per share, a fraction equal to $69.00 divided by the then Average Market Price; (b) if the then Average Market Price is equal to or greater than $82.80 per share, 0.8333; and (c) if the then Average Market Price is less than $69.00 per share, 1.0, subject in each case to certain antidilution and extraordinary transaction adjustments. NYLIFE has granted the Trust a security interest in 3,450,000 shares of the Class A Common Stock to secure its performance under the Contract. Unless and until NYLIFE distributes the shares of Class A Common Stock subject to the Contract to the Trust, NYLIFE will retain beneficial ownership of such shares. If NYLIFE delivers 3,450,000 shares of Class A Common Stock on the Exchange Date, NYLIFE's beneficial ownership of Class A Common Stock will be reduced to 4,670,000 shares or 12.1% of the Class A Common Stock outstanding based on 38,596,891 shares outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 13, 2000.

                  Under a Stockholder and Registration Rights Agreement between the Issuer and New York Life, New York Life has agreed, and agreed to cause each of its subsidiaries, including NYLIFE, to vote (A) the 3,450,000 shares of Class A Common Stock pledged to the Trust in the same proportion and to the same effect as the votes cast by the other stockholders of the Issuer at any meeting of stockholders (or in any written consent) of the Issuer and (B) all voting securities of the Issuer, including the 8,120,000 shares of Class A Common Stock, held by New York Life (and any of its subsidiaries, including NYLIFE) in favor of the Issuer's slate of nominees for directors recommended by the Issuer's Board of Directors for election by stockholders of the Issuer (provided that, so long as New York Life is entitled to representation on the Issuer's Board of Directors pursuant to the Stockholder and Registration Rights Agreement, such slate includes New York Life's nominees) and the adoption of the Issuer's 2000 Long-Term Incentive Plan (as approved by the Issuer's Board of Directors). Also, under the Stockholder and Registration Rights Agreement and a certain underwriting agreement, dated November 1, 2000, New York Life and NYLIFE agreed to certain restrictions as to the transfer of the Shares, which lapsed on February 6, 2001.


Item 5. Ownership of Five Percent or Less of a Class.



        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

        See Item 2(a) with respect to the dissolution of HealthCare.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not applicable

Item 8. Identification and Classification of Members of the Group.

        Not applicable

Item 9. Notice of Dissolution of Group.

        Not applicable

Item 10. Certifications.

        Not applicable

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2001


                                    NEW YORK LIFE INSURANCE COMPANY


                                    By:   /s/ RICHARD M. KERNAN, JR.
                                          -------------------------------
                                          Name:  Richard M. Kernan, Jr.
                                          Title: Executive Vice President and
                                                 Chief Investment Officer


                                    NYLIFE LLC


                                    By:   /s/ RICHARD M. KERNAN, JR.
                                          -------------------------------
                                          Name:  Richard M. Kernan, Jr.
                                          Title: Chairman and President


                                    NYLIFE HEALTHCARE MANAGEMENT, INC.


                                    By:   /s/ RICHARD M. KERNAN, JR.
                                          -------------------------------
                                          Name:  Richard M. Kernan, Jr.
                                          Title: Senior Vice President

                                EXHIBIT INDEX


      Exhibit No.          Description

        99.1           Joint Filing Agreement